Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

February 9, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:    Nomura Alternative Income Fund (the “Fund”)

(Registration Nos. 333-267402; 811-23826)

Preliminary Proxy Statement

Ladies and Gentlemen:

Enclosed for filing pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended, please find a copy of the Fund’s Preliminary Proxy Statement. This Preliminary Proxy Statement is being filed in connection with a special meeting of shareholders of the Fund being held to approve a new investment sub-advisory agreement for the Fund.

Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959 or in my absence, David Williams at (312) 569-1107.

Sincerely,

/s/ Joshua B. Deringer

Joshua B. Deringer